December 28, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 312-496-1292</u>

Ms. Eileen A. Kamerick
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive, Suite 4200
Chicago, Illinois 60606-6303

> **RE: Heidrick & Struggles International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 0-25837**

Dear Ms. Kamerick:

We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

1. We note that paragraph four of the certification required by Exchange Act Rule 13a-14 (a) omits the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an abbreviated amendment that consists of cover page, explanatory note, signature page and

paragraphs 1, 2, 4, and 5 of the certification to correct the omission or explain to us why no amendment is necessary.

*   *   *   *

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant